================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549
                             -----------------------

                                  SCHEDULE l3D

                                      Under
                       THE SECURITIES EXCHANGE ACT OF 1934
                       -----------------------------------
                                (Amendment No. )*

             PHARMERICA, INC. F/K/A CAPSTONE PHARMACY SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   717135-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                 with a copy to:
      Milan A. Sawdei, Esq.                      Peter H. Ehrenberg, Esq.
      Bergen Brunswig Corporation                LOWENSTEIN SANDLER PC
      4000 Metropolitan Drive                    65 Livingston Avenue
      Orange, California  92868-3510             Roseland, New Jersey  07068
      (714) 385-4000                             (973) 597-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP NO.  717135-10-7
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons (I.R.S. Identification No. of Above Person):

                       Bergen Brunswig Corporation
                  I.R.S. Identification No. 22-1444512
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions):                   Not Applicable

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization:                 New Jersey

--------------------------------------------------------------------------------

         Number of               7) Sole Voting Power:         7,819,315**
         Shares Beneficially    ------------------------------------------------
         Owned by                8) Shared Voting Power:               0
         Each Reporting         ------------------------------------------------
         Person With:            9) Sole Dispositive Power:    7,819,315**
                                ------------------------------------------------
                                10) Shared Dispositive Power:          0
                                ------------------------------------------------

--------------------------------------------------------------------------------

    11)  Aggregate Amount Beneficially Owned by Each
         Reporting Person:                                     7,819,315

--------------------------------------------------------------------------------

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

--------------------------------------------------------------------------------

    13)  Percent of Class Represented by Amount in Row (11):        8.7%

--------------------------------------------------------------------------------

    14)  Type of Reporting Person (See Instructions):               CO

--------------------------------------------------------------------------------
*   See Item 3 below.
**  See Item 5 below.

Item 1.  Security and Issuer
         This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Shares"), of PharMerica, Inc., a Delaware corporation (f/k/a Capstone Pharmacy Services, Inc., a Delaware corporation)(the "Issuer"). The principal executive offices of the Issuer are located at 3611 Queen Palm Dr., Tampa, Florida 33619.

Item 2.  Identity and Background
         (a) This Schedule 13D is filed by Bergen Brunswig Corporation, a New Jersey corporation (the "Reporting Person").
         (b) The principal executive offices of the Reporting Person are located at 4000 Metropolitan Drive, Orange, California 92868.
         (c) The Reporting Person is a diversified drug and healthcare distribution organization. (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         The directors and executive officers of the Reporting Person are set forth on Schedule I attached hereto which is incorporated herein by this reference. Schedule I sets forth the following information with respect to each such person:
         (i)      name;
         (ii)     business address (or residence where indicated); and
         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.
         During the past five years, to the best of the Reporting Person's knowledge, none of the directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, to the best of the Reporting Person's knowledge, none of the directors or executive officers has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         All of the directors and executive officers of the Reporting Person are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
         Upon the closing of the transactions described in a Stock Purchase Agreement, dated as of November 8, 1998, among Stadtlander Drug Co., Inc., a Pennsylvania corporation ("Stadtlander"), Counsel Corporation, a Canadian corporation (the "Canadian Seller"), Stadt Holdings Inc., a Delaware corporation (the "US Seller") and the Reporting Person (the "Stock Purchase Agreement"), the Reporting Person will purchase all of the issued and outstanding shares of Stadtlander, which are currently held by the Canadian Seller and the US Seller, for an estimated purchase price of $300,000,000, together with the assumption of approximately $100,000,000 in debt and subject to certain adjustments, payable one half in cash and one half in shares of the Reporting Person's Class A Common Stock (the "Reporting Person's Common Stock"), subject to the Reporting Person's right to convert the consideration to "all cash" in the event that the market price of the Reporting Person's Common Stock falls below a specified level. In addition, the Reporting Person will pay the Canadian Seller and US Seller $28,000,000 in connection with the election to treat this transaction as an asset purchase for tax purposes. Under the terms of the Stock Purchase Agreement, the Reporting Person has been granted, as of the date of such Stock Purchase Agreement, the right of first refusal to purchase and the right to vote the Shares held by the Canadian Seller and any subsidiaries of the Canadian Seller under certain circumstances as described in Item 4 below.
         In addition to the above-mentioned rights granted to the Reporting Person in the Stock Purchase Agreement, at the closing contemplated by the Stock Purchase Agreement (the "Closing"), the Canadian Seller and its subsidiary will grant to the Reporting Person an irrevocable proxy, a back-up option agreement and certain rights pursuant to a voting trust agreement described in Item 4 below.

         As a result of the rights granted to the Reporting Person under the Stock Purchase Agreement and the rights to be granted to the Reporting Person upon Closing pursuant to the terms of the voting trust agreement, the irrevocable proxy and the back-up option, the Reporting Person may be deemed to beneficially own 7,819,315 Shares (8.7% of the issued and outstanding Shares), representing all of the Shares owned by the Canadian Seller and its subsidiary as of the date hereof.
         The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein.

Item 4.  Purpose of Transaction
         At the Closing, the Reporting Person will acquire 100% of the issued and outstanding shares of Stadtlander, all of which are currently owned by the Canadian Seller and the US Seller. Pursuant to the Stock Purchase Agreement and as a material inducement and condition to the willingness of the Reporting Person to agree to the terms of the Stock Purchase Agreement, the Canadian Seller agreed, with respect to the Shares that it (and its subsidiaries) currently beneficially owns or may in the future beneficially own or otherwise hold (the "Subject Issuer Shares"), that, from the date of such Stock Purchase
Agreement:
                  (i) Without the prior written consent of the Reporting Person, until December 31, 1999, the Canadian Seller (and its subsidiaries) will not dispose of any Subject Issuer Shares, provided, however, that the Stock Purchase Agreement (a) does not prohibit the Canadian Seller (or its subsidiaries) from distributing Subject Issuer Shares to its shareholders as a dividend at any time after December 25, 1999 and (b) does not prohibit the Canadian Seller (or its subsidiaries) from selling the Subject Issuer Shares at any time pursuant to the procedures described below in connection with the right of first refusal granted to the Reporting Person.
                  (ii) In the event that the Canadian Seller (or any of its subsidiaries) receives and desires to accept an offer from a third party to purchase for consideration any of the Subject Issuer Shares, the Canadian Seller

(or its subsidiary, as applicable) is required to deliver to the Reporting Person written notice of the intended disposition and the basic terms and conditions of the proposed disposition, including the identity of the offering third party. The Reporting Person will have the right to purchase the Subject Issuer Shares covered by the offer on the same terms and conditions as set forth in the notice. If the Reporting Person does not elect to purchase the Subject Issuer Shares, the Canadian Seller (or its subsidiary) will be permitted to sell such Subject Issuer Shares to the offering third party upon the terms and conditions set forth in the notice. After December 31, 1999, the Canadian Seller will be permitted to dispose of the Subject Issuer Shares without providing the Reporting Person with any right of first refusal.
                  (iii) In the event that the shareholders of the Issuer are asked to vote with respect to an Issuer Business Combination (as defined below) at any time prior to December 31, 2001, the Canadian Seller is required to (and is required to cause its subsidiaries to) (a) notify the Reporting Person that such a vote is being conducted and (b) vote all of the Subject Issuer Shares then owned by such parties in accordance with the Reporting Person's written instructions. The rights described in this clause "iii" are hereinafter referred to as the "Limited Voting Rights". Subject Issuer Shares disposed of prior to December 31, 2001 pursuant to the Stock Purchase Agreement will cease to be subject to the Limited Voting Rights upon such disposition.
         Under the Stock Purchase Agreement, an Issuer Business Combination means (a) any merger, consolidation, share exchange, business combination or similar transaction involving the Issuer (other than a transaction in which the shareholders of the Issuer, after such transaction, will continue to own at least 50.1% of the shares of the successor corporation and the members of the Board of Directors immediately preceding the transaction will continue to represent at least a majority of the members of the Board of Directors of the successor corporation), (b) any sale, lease or transfer of substantially all of the assets of the Issuer, (c) any tender or exchange offer made generally to the shareholders of the Issuer and (d) any other transaction which, if consummated, would be required by the SEC to be reported in response to Item 1 of the Current Report on Form 8-K.

         The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein.
         In addition to the rights granted to the Reporting Person under the Stock Purchase Agreement, the Stock Purchase Agreement provides that at the Closing, the Canadian Seller (and its subsidiary) will execute a voting trust agreement, an irrevocable proxy and a back-up option.
         Pursuant to the voting trust agreement (the "Voting Trust Agreement"), the Reporting Person will be the Voting Trustee for all of the Subject Issuer Shares, which will be deposited with the Reporting Person upon the Closing. The certificates representing the Subject Issuer Shares will be canceled and new certificates will be issued to and held by the Reporting Person in the name of the Reporting Person. All options, rights of purchase and other powers and privileges of the Subject Issuer Shares (other than voting rights) will attach to Voting Trust Certificates issued to the Canadian Seller (and such subsidiary). The Reporting Person will not be entitled to retain any dividends or distributions of cash or other property or securities relating to the Subject Issuer Shares (other than dividends or distributions made in Issuer stock which will be held by the Reporting Person under the Voting Trust Agreement). These must be paid to the Canadian Seller (and its subsidiary).
         Under the Voting Trust Agreement, the Reporting Person will vote the Subject Issuer Shares on all matters in accordance with the written instructions of the Canadian Seller (and its subsidiary) or abstain if no instructions are given, except that in the event that the shareholders of the Issuer are asked to vote with respect to an Issuer Business Combination, the Reporting Person will be entitled to vote the Subject Issuer Shares with respect to such vote in the manner and to the extent that it determines in its sole discretion, regardless of any instructions that may be given by the Canadian Seller (or its subsidiary).
         Under certain circumstances, including any instance in which the Canadian Seller may transfer the Subject Issuer Shares pursuant to the Stock Purchase Agreement, the Canadian Seller (and its subsidiary) may transfer the Voting Trust Certificates with the consent of the Reporting Person, in which case the Subject Issuer Shares will no longer be governed by the Voting Trust Agreement. The trust created under the Voting Trust Agreement will terminate on the earliest of December 31, 2001, the date on which the consummation of an Issuer Business Combination occurs, the termination of the Voting Trust Agreement by the Reporting Person or when the Reporting Person ceases to hold any Subject Issuer Shares.
         The foregoing description of the Voting Trust Agreement is qualified in its entirety by reference to the form of Voting Trust Agreement, a copy of which is attached hereto as Exhibit 9.1 and incorporated by reference herein.
         The Stock Purchase Agreement also requires the Canadian Seller (and its subsidiary) to grant to the Reporting Person an irrevocable proxy (the "Irrevocable Proxy"), to be delivered at the Closing, appointing the Reporting Person as proxy, with full power of substitution, to vote in connection with an Issuer Business Combination all of the Subject Issuer Shares owned by the Canadian Seller (and its subsidiary) as of the applicable record date, as and to the extent the Reporting Person shall determine in its sole discretion. The Irrevocable Proxy will cease to apply with respect to any Subject Issuer Shares transferred in accordance with the Stock Purchase Agreement.
         The foregoing description of the Irrevocable Proxy is qualified in its entirety by reference to the form of Irrevocable Proxy, a copy of which is attached hereto as Exhibit 9.2 and incorporated by reference herein.
         The Stock Purchase Agreement also requires the Canadian Seller (and its subsidiary) to grant the Reporting Person an irrevocable option to purchase the Subject Issuer Shares in accordance with the terms and conditions set forth in a back-up option agreement (the "Back-Up Option Agreement") to be delivered at the Closing. Under the Back-Up Option Agreement, the Canadian Seller (and its subsidiary) will grant to the Reporting Person the irrevocable option to purchase all of the Subject Issuer Shares at the time the Reporting Person gives notice of exercise of the option, provided, however, that such option may only be exercised in certain limited circumstances. The option expires on December 31, 2001 and prior to its expiration will cease to apply to any Subject Issuer Shares that are disposed of by the Canadian Seller (or its subsidiary) in accordance with the terms of the Stock Purchase Agreement. In order for the Reporting Person to exercise the Back-Up Option, (i) a vote of the shareholders of the Issuer with respect to an Issuer Business Combination must be scheduled and (ii) any one of the following events must occur: (a) the filing or commencement by any party other than the Reporting Person of an action, suit or proceeding, to interpret, construe, overturn, invalidate, block, suspend or otherwise impede the enforceability of, or the exercise of, the Reporting Person's Limited Voting Rights or voting rights under the Voting Trust Agreement and Irrevocable Proxy; or (b) the revocation or attempted revocation of the Irrevocable Proxy or Voting Trust Agreement; or (c) the breach of, default of or other failure to comply with or the failure to perform any material term or condition by any party other than the Reporting Person of the Irrevocable Proxy, the Voting Trust Agreement or the applicable section of the Stock Purchase Agreement. The purchase price to be delivered in connection with the exercise of the option would equal the number of Subject Issuer Shares specified for purchase in an exercise notice, multiplied by 110% of the average closing price for one Share for the last ten trading days ending three trading days immediately prior to the time specified in the option exercise notice given by the Reporting Person for the closing of the purchase of the Subject Issuer Shares covered by the option. The Reporting Person will be required to make additional payments to the Canadian Seller if the Reporting Person subsequently purchases additional shares of the Issuer's capital stock at a higher price or disposes of the Subject Issuer Shares acquired upon the exercise of the option within a specified period after such acquisition. It is anticipated that, should the option become exercisable and should the Reporting Person determine to exercise the option, the Reporting Person would obtain the funds for purchase from working capital or by borrowing from parties whose identity is not yet known.
         The foregoing description of the Back-Up Option Agreement is qualified in its entirety by reference to the form of Back-Up Option Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.
         On November 9, 1998, the Issuer issued a press release (the "Press Release") which stated that: "[I]ts Board of Directors has retained Donaldson, Lufkin & Jenrette Securities Corporation to advise it in connection with considering various strategic alternatives to enhance shareholder value. No specific timetable has been established by the Board for completing its review of such strategic alternatives." The Issuer is a significant customer of the Reporting Person. The Reporting Person sought the Limited Voting Rights and the other voting rights described herein to provide it with certain input in the event that the Issuer becomes involved in an Issuer Business Combination that could affect the Reporting Person's ongoing business relationship with the Issuer. Furthermore, in light of the Press Release, the voting rights described herein could provide the Reporting Person with an advantage in the event that the Issuer were to conclude, after analyzing its strategic alternatives, that it should pursue an Issuer Business Combination with the Reporting Person.
         The Issuer and the Reporting Person have conducted certain informal discussions, and may continue to hold such discussions, regarding a variety of issues pertaining to their ongoing relationship. In addition to issues pertaining to their existing customer-supplier relationship, the Reporting Person and the Issuer have discussed, among other things, the evolution of that relationship, the possibility of pursuing joint efforts within the healthcare industry and the possibility of the Reporting Person's acquiring the Issuer. Further discussions exploring these and other issuers of mutual interest to the Issuer and the Reporting Person may be conducted in the future. Discussions to date have been general in nature; no specific transaction has been agreed upon. Whether any future discussions will result in the parties agreeing on specific terms and entering into a definitive agreement is unknown.
         Except as set forth herein, the Reporting Person does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional Shares or the disposition of Shares; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of any material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's Certificate of Incorporation or By-Laws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities

Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
         As a result of the execution of the Stock Purchase Agreement and the rights to be granted to the Reporting Person at the Closing pursuant to the Voting Trust Agreement, the Irrevocable Proxy and the Back-Up Option Agreement, the Reporting Person may be deemed to be the beneficial owner of 7,819,315 Shares, all of which are currently held of record by the Canadian Seller (and its subsidiary), which represents approximately 8.7% of the Shares currently outstanding.
         To the best of the Reporting Person's knowledge, neither the Reporting Person nor any person referred to in Schedule I attached hereto beneficially owns any Shares nor has the Reporting Person or any person referred to in
Schedule I acquired or disposed of any Shares during the past 60 days. In addition, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except for the Stock Purchase Agreement, the Voting Trust Agreement, the Irrevocable Proxy and the Back-Up Option Agreement, none of the persons named in Item 2 has any arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits
         The following exhibits are filed as part of this Schedule 13D:

Exhibit 2.1 -- Stock Purchase Agreement, dated as of November 8, 1998, by and among Stadtlander Drug Co., Inc., Counsel Corporation, Stadt Holdings Inc. and Bergen Brunswig Corporation.

Exhibit 9.1 -- Form of Voting  Trust  Agreement  by and among  Counsel
               Corporation, Counsel Healthcare Assets, Inc. and Bergen Brunswig Corporation.

Exhibit 9.2 -- Form of Irrevocable Proxy.

Exhibit 10.1-- Form of Back-Up Option  Agreement by and among Counsel
               Corporation, Counsel Healthcare Assets, Inc. and Bergen Brunswig Corporation.

                                   Schedule I

         The name and present principal occupation of each of the executive officers and directors of Bergen Brunswig Corporation are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has as his or her business address 4000 Metropolitan Drive, Orange, California 92868. Further, for each of these persons, his or her principal occupation is the same as his or her position with Bergen Brunswig Corporation, unless otherwise indicated.


                          Position with Bergen                  Principal Occupation and
      Name                Brunswig Corporation                  Business Address
-----------------------   -----------------------------------   ------------------------------------
Robert E. Martini         Chairman, Director

Donald R. Roden           Chief Executive Officer, Director

Neil F. Dimick            Executive Vice President and Chief
                          Financial Officer, Director

Milan A. Sawdei           Executive Vice President, Chief
                          Legal Officer and Secretary

Linda M. Burkett          Executive Vice President and Chief
                          Information Officer

William J. Elliott        Executive Vice President              President
                                                                Bergen Brunswig Medical Corporation
                                                                4000 Metropolitan Drive
                                                                Orange, California   92868

Brent R. Martini          Executive Vice President              President
                                                                Bergen Brunswig Drug Company
                                                                4000 Metropolitan Drive
                                                                Orange, California   92868

Carol E. Scherman         Executive Vice President, Human
                          Resources

Eric J. Schmitt           Vice President, Finance and
                          Treasurer



                          Position with Bergen                  Principal Occupation and
      Name                Brunswig Corporation                  Business Address
-----------------------   -----------------------------------   ------------------------------------

Charles J. Carpenter      Executive Vice President and Chief
                          Procurement Officer

Jose E. Blanco, Sr.       Director                              Chairman of the Board (Retired)
                                                                J.M. Blanco, Inc.
                                                                Lot 21, Diana Street
                                                                Amelia Industrial Park
                                                                Guaynabo, Puerto Rico 00965

Rodney H. Brady           Director                              President and Chief Executive Officer
                                                                Deseret Management Corporation
                                                                60 E. South Temple
                                                                Salt Lake City, Utah 84111

Dr. Charles C. Edwards    Director                              Healthcare Executive (Retired)
                                                                The Scripps Research Institute
                                                                10666 N. Torrey Pine Road
                                                                La Jolla, California 92037

George R. Liddle          Director                              Investment Advisor
                                                                595 Oakfield Lane
                                                                Menlo Park, California 94025

James R. Mellor           Director                              Chairman
                                                                General Dynamics Corporation
                                                                3190 Fairview Park Drive
                                                                Falls Church, Virginia 22042

George E. Reinhardt, Jr.  Director                              Finance Executive (Retired)
                                                                1709 Dalton Road
                                                                Palos Verdes Estates
                                                                Palos Verdes Beach, California 90274

Francis G. Rodgers        Director                              Author and Lecturer
                                                                159 Pear Tree Point Road
                                                                Darien, Connecticut 06820

Charles J. Lee            Director                              Investment Banker (Retired)
                                                                400 Selby Lane
                                                                Atherton, California 94025

                                       14

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.





                                    BERGEN BRUNSWIG CORPORATION



                                    By: /s/ Milan A. Sawdei
                                       -----------------------------------------
                                            Milan A. Sawdei
                                            Executive Vice President,
                                            Chief Legal Officer and Secretary


Dated:  November 18, 1998





 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C.1001).

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.                        Description                         Page
-----------                        -----------                         ----

   2.1 Stock Purchase Agreement, dated as of November 8, 1998, by and among Stadtlander Drug Co., Inc., Counsel
              Corporation, Stadt Holdings Inc. and Bergen Brunswig
              Corporation. ............................................

   9.1        Form of Voting Trust Agreement by and among Counsel
              Corporation, Counsel Healthcare Assets, Inc. and Bergen
              Brunswig Corporation. ...................................

   9.2        Form of Irrevocable Proxy................................

  10.1 Form of Back-Up Option Agreement by and among Counsel Corporation, Counsel Healthcare Assets, Inc. and Bergen
              Brunswig Corporation. ...................................